EXHIBIT 99.1

CONTACT

Yue Ming Wai Bonaventure, Chief Financial Officer

011-852-2810-7205 or bonyue@chnr.net

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES RELEASES

INTERIM RESULTS OF OPERATIONS

HONG KONG, December 24, 2015 – CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company based in the People's Republic of China, today released unaudited interim financial information for the three and six months ended June 30, 2015 as follows:

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR

LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(Amounts in thousands, except share and per share data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2014	2015	2015	2014	2015	2015
	CNY	CNY	US$	CNY	CNY	US$

CONTINUING OPERATIONS
REVENUE	4,684	12,058	1,945	7,896	15,184	2,449
COST OF SALES	(3,765)	(13,482)	(2,174)	(6,028)	(17,220)	(2,777)
GROSS PROFIT	919	(1,424)	(229)	1,868	(2,036)	(328)

SELLING AND DISTRIBUTION EXPENSES	(21)	(5)	(1)	(50)	(19)	(3)
ADMINISTRATIVE EXPENSES	(2,679)	(2,188)	(353)	(5,718)	(6,025)	(972)
IMPAIRMENT LOSS OF PROPERTY, PLANT AND EQUIPMENT	(7,366)	(3,365)	(543)	(7,366)	(3,365)	(543)
WRITE DOWN OF INVENTORIES TO NET REALIZABLE VALUE, NET	—	(1,408)	(227)	—	(2,304)	(372)
OTHER OPERATING INCOME	13	120	19	293	120	20
OPERATING LOSS	(9,134)	(8,270)	(1,334)	(10,973)	(13,629)	(2,198)

FINANCE COSTS	(97)	(459)	(74)	(194)	(212)	(34)
INTEREST INCOME	422	463	75	890	684	110
EXCHANGE GAIN (LOSS)	69	—	—	76	(354)	(57)
NON-OPERATING EXPENSE, NET	—	(5)	(1)	—	(5)	(1)
LOSS BEFORE INCOME TAXES FROM CONTINUING OPERATIONS	(8,740)	(8,271)	(1,334)	(10,201)	(13,516)	(2,180)
INCOME TAXES EXPENSE	(106)	(1,132)	(183)	(256)	(1,132)	(183)
LOSS FOR THE PERIOD FROM CONTINUING OPERATIONS	(8,846)	(9,403)	(1,517)	(10,457)	(14,648)	(2,363)
DISCONTINUED OPERATIONS
Loss for the period from discontinued operations, net of tax	—	—	—	(10,708)	—	—
LOSS FOR THE PERIOD	(8,846)	(9,403)	(1,517)	(21,165)	(14,648)	(2,363)
Other comprehensive income (loss):
Items to be classified to profit or loss in subsequent period:
Foreign currency translation adjustments	1,221	500	81	(3,410)	579	94
Available-for-sale investments:
Changes in fair value	—	221	36	—	335	54
Reclassification adjustments for gains included in the consolidated statement of profit or loss
- gain on disposal	—	(221)	(36)	—	(335)	(54)
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	1,221	500	81	(3,410)	579	94
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD, NET OF TAX	(7,625)	(8,903)	(1,436)	(24,575)	(14,069)	(2,269)

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR

LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED) (Continued)

THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(Amounts in thousands, except share and per share data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2014	2015	2015	2014	2015	2015
	CNY	CNY	US$	CNY	CNY	US$

LOSS FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company
From continuing operations	(8,846)	(9,403)	(1,517)	(10,457)	(14,648)	(2,363)
From discontinued operations	—	—	—	(9,925)	—	—
Non-controlling interests	—	—	—	(783)	—	—
	(8,846)	(9,403)	(1,517)	(21,165)	(14,648)	(2,363)

Total comprehensive loss attributable to:
Owners of the Company
From continuing operations	(7,625)	(8,903)	(1,436)	(13,882)	(14,069)	(2,269)
From discontinued operations	—	—	—	(9,910)	—	—
Non-controlling interests	—	—	—	(783)	—	—
	(7,625)	(8,903)	(1,436)	(24,575)	(14,069)	(2,269)

LOSS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic
- For loss from continuing operations	(0.36)	(0.38)	(0.06)	(0.42)	(0.59)	(0.09)
- For loss from discontinued operations	—	—	—	(0.40)	—	—
- Net loss per share	(0.36)	(0.38)	(0.06)	(0.82)	(0.59)	(0.09)

Diluted
- For loss from continuing operations	(0.36)	(0.38)	(0.06)	(0.42)	(0.59)	(0.09)
- For loss from discontinued operations	—	—	—	(0.40)	—	—
- Net loss per share	(0.36)	(0.38)	(0.06)	(0.82)	(0.59)	(0.09)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2015 (UNAUDITED) AND DECEMBER 31, 2014

(Amounts in thousands)

	December 31,	June 30,	June 30,
	2014	2015	2015
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	13,632	11,028	1,778
Rehabilitation fund	3,850	3,946	636
Prepayments	30	30	5

TOTAL NON-CURRENT ASSETS	17,512	15,004	2,419

CURRENT ASSETS
Inventories	13,511	4,056	654
Trade and bill receivables	—	5,019	809
Prepayments	136	133	21
Other receivables	614	391	65
Term deposits	—	3,178	512
Cash and cash equivalents	48,263	39,863	6,428

TOTAL CURRENT ASSETS	62,524	52,640	8,489

TOTAL ASSETS	80,036	67,644	10,908

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade and bills payables	1,462	1,145	185
Other payables and accrued liabilities	16,151	14,976	2,415
Due to a related company	—	4,011	647
Taxes payable	20,214	22,871	3,688

TOTAL CURRENT LIABILITIES	37,827	43,003	6,935

NON-CURRENT LIABILITIES
Due to the Shareholder	15,374	11,236	1,812
Deferred Income	—	430	70
Asset retirement obligations	4,221	4,430	714

TOTAL NON-CURRENT LIABILITIES	19,595	16,096	2,596

TOTAL LIABILITIES	57,422	59,099	9,531

EQUITY
Issued capital	312,081	312,081	50,326
Other capital reserves	636,960	636,960	102,719
Reserves	58,171	61,202	9,870
Accumulated losses	(980,085)	(997,764)	(160,904)
Other comprehensive losses	(4,513)	(3,934)	(634)

TOTAL EQUITY	22,614	8,545	1,377

TOTAL LIABILITIES AND EQUITY	80,036	67,644	10,908

For the convenience of the reader, amounts in Renminbi, the Chinese currency ("CNY"), have been translated into United States dollars ("US$") at the applicable rate of US$1.00 = CNY6.2010 as quoted by Bloomberg Finance L.P. as of June 30, 2015. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate, or at all.

The condensed consolidated statements of operations and comprehensive income for the three and six months ended June 30, 2015 (unaudited) and the condensed consolidated statements of financial position sheet as of June 30, 2015 (unaudited) are derived from, and should be read in conjunction with, the Company's unaudited condensed consolidated financial statements for the three and six months ended June 30, 2015 and 2014, as filed with the Securities and Exchange Commission on December 24, 2015 under cover of Form 6-K. The results of operations for the six months ended June 30, 2015 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 2015.

Mr. Feilie Li, the Company's Chairman and CEO, commented on the 2015 interim results: "Depressed prices for iron concentrates continue to pressure our ability to generate cash internally. It is not currently economical to conduct mining activities at Yangchong Mine, the Company’s sole operating asset, and, until market conditions improve, exploitation will be temporarily suspended on December 27, 2015. We continue to explore opportunities to acquire other projects in China that can generate cash and add value to our shareholders."

About China Natural Resources, Inc.:

China Natural Resources, Inc., a British Virgin Islands corporation, through its operating subsidiaries in the People's Republic of China, is currently engaged in the acquisition and exploitation of mining rights, including the exploration, mineral extraction, processing and sale of iron, zinc and other nonferrous metals, extracted or produced at mine primarily located in Anhui Province in the PRC.

Forward-Looking Statements:

This press release includes forward-looking statements within the meaning of federal securities laws. These statements include, without limitation, statements regarding the intent, belief and current expectations of management with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, many of which are outside of our control, and actual results may differ materially from those in the forward-looking statement. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are: uncertainties relating to our business operations and operating results; uncertainties regarding the governmental, economic and political environment in the People's Republic of China; uncertainties associated with metal and coal price volatility; uncertainties associated with the Company's reliance on third-party contractors and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission, including without limitation the information set forth in our Annual Report on Form 20-F under the heading "Risk Factors". While management believes that its assumptions forming the bases for forward looking statements are reasonable, assumed facts or bases generally vary from actual results, and there can be no assurance that the expectations or beliefs expressed in forward looking statements will be achieved or accomplished.